June 14, 2005 Via EDGAR and Federal Express	Hayden J. Trubitt hayden.trubitt@hellerehrman.com Direct +1.858.450.5754 Direct Fax +1.858.587.5903 Main +1.858.450.8400 Fax +1.858.450.8499 39841.0001

Jeffrey Riedler

Assistant Director

United States Securities and Exchange Commission

Mail Stop 0309

Washington, DC 20549

Re:	Synbiotics Corporation

Proxy Statement on Schedule 14A, Schedule 13E-3

and all included and incorporated documents

File No. 0-11303, Filed April 30, 2005

Dear Mr. Riedler:

On behalf of our client Synbiotics Corporation, we thank you for and hereby respond to the Staff’s comment letter dated May 23, 2005. The format of this response letter will be first to repeat the respective numbered paragraphs from the comment letter, and then to provide the company “RESPONSE.” For your reference, we have enclosed with the hard copy of this letter marked copies of the Schedule 14A, Schedule 13E-3 and incorporated documents reflecting the changes made to the above-referenced filings.

The company wishes to observe, by way of overview, that this transaction is a reverse stock split, not a buyout. It is expected that only about 2% of the total equity, which is moreover less than 5% of the shares now held by UNAFFILIATED shareholders, will be cashed out in lieu of issuing fractional shares. No member of management is expected to have any change in either absolute or percentage share ownership. This is not an acquisition, or management buyout, or any sort of buyout. Moreover, the total market capitalization of the company is under $5 million, and all cashed-out shares will receive a price that is at a 30% premium to announcement-time market price (and an even higher premium to today’s market price). The company has provided 1934 Act reports, with a frank tone of disclosure, to the SEC and the shareholders for more than 20 years.

The company submits that in view of these facts, it would be unnecessarily burdensome to the company, and not materially beneficial to shareholders, to require the degree of formality, detail and repetition suggested by some of the Staff’s comments.

Schedule 13E-3

1.	Rule 14a-4(b)(1) requires you to separately break out on the proxy card each matter to be voted on. Separate matters may be cross-conditioned upon one another, such that one will not pass

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Jeffrey Riedler
June 14, 2005

unless the other does. See the September 2004 interim supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, available Web site at www.sec.gov. In this regard, what consideration was given to the need to unbundle the proposal to include two separate proposals, one representing the reverse stock split and one representing the forward stock split? Your proxy statement suggests that the reverse and forward stock splits may be separate matters that should be presented separately on the proxy card for shareholder vote. Our belief is based on the fact that you have attached two different amendments to the company’s articles of incorporation, which appears to indicate that state law and the company’s governing instruments dictate that both matters are subject to a shareholder vote. Please revise to allow shareholders to separately vote on the reverse and forward stock splits, or explain why, based on our telephone interpretation and the reasoning articulated in this comment, separation is not required.

RESPONSE: We have revised the introduction to the proxy statement and separated the amendments to the Articles of Incorporation into two separate proposals to allow shareholders to vote separately on the reverse and forward splits. We have also revised the proxy card to separate the reverse and forward stock splits into two proposals and have indicated that the forward split is contingent upon shareholder approval and completion of the reverse split.

2.	We believe the following individuals and entities should be included as filing persons on the Schedule 13E-3 because they are engaged in this going private transaction:

•	Redwood Holdings, LLC (source of funds to finance the Split Transaction and a shareholder going forward);

•	Redwood West Coast, LLC (a controlling shareholder of the Company and an affiliate of Redwood Holdings, LLC);

•	Thomas Donelan (a director of the Company and an affiliate of Redwood Holdings and Redwood West Coast);

•	Christopher P. Hendy (a director of the Company and an affiliate of Redwood Holdings and Redwood West Coast);

•	Jerry L. Ruyan (a control person of Redwood Holdings, LLC); and

•	Remington Capital, LLC (member of a group for purposes of Schedule 13D with all of the above persons and entities and a 100% indirectly owned subsidiary of Redwood Holdings, LLC).

Please add them as filers on the Schedule 13E-3, and revise the proxy statement to include all of the disclosure required by that Schedule as to each filer individually. In addition, to the extent they apply, please address the comments below as to each new filing person.

RESPONSE: We believe that these persons are not “engaged in” a going private transaction and that therefore they need not file Schedule 13E-3. This is not a buyout, and the funds to be provided to finance the Split Transaction are not material in amount. However, under General Instruction C of Schedule 13E-3, we have supplied as to these persons (and as to Paul Hays and Keith Butler) the information called for by Items 3, 5, 6, 10 and 11.

3.	Note that each filing person must satisfy the disclosure, dissemination and timing requirements of Rule 13e-3. In light of the fact that you will likely add significant new and material information as to the new filing persons, advise how you intend to disseminate the revised proxy statement.

Jeffrey Riedler
June 14, 2005

RESPONSE: The proxy statement has not yet been disseminated at all. When the Staff’s comments are cleared, we will mail the revised proxy statement to the shareholders. We have revised the proposed mailing date of the proxy statement accordingly.

4.	To the extent that other members of the board of directors and management of the company will own equity in the Company both before and after the Split Transaction, analyze whether such persons also need to be included as filing persons. If you decide they don’t please explain why supplementally.

RESPONSE: We think they don’t need to be included as filing persons. Their before-and-after interests will be no different than the before-and-after interests of every other shareholder, and moreover will not be materially different after than before. This is not a management buyout, and they are not “engaged” in a going private transaction.

5.	It appears that you do not believe that pro forma financial information pursuant to Item 13 of Schedule 13E-3 is applicable. Please advise of your basis for not disclosing this financial information as set forth in Item 1010 of Regulation M-A.

RESPONSE: We have revised the proxy statement to include, as Exhibit C thereto, information disclosing the pro forma effects of the Split Transaction on the Company’s most recent balance sheet, statement of income, earnings per share and book value per share, as set forth in Item 1010 of Regulation M-A. We have not included information relating to the ratio of earnings to fixed charges, as the Company does not have registered debt securities or preference equity securities, as contemplated by Item 503(d) of Regulation S-K.

Schedule 14A

General

6.	On a supplemental basis, please confirm that the proxy statement will be provided to your shareholders at least 20 business days prior to the consent submission deadline.

RESPONSE: Confirmed.

7.	In a prominent place in the soliciting materials, create a subsection entitled “Interests of the Members of the Board of Directors and Executive Officers in the Split Transactions,” and describe in reasonable detail the benefits each of these persons will receive if the split transactions are completed. This discussion should include, but not be limited to, a discussion of Messrs. Donelan’s and Hendley’s ownership of Redwood and control of the board of directors, as well as any change of control provisions in any employment, option or similar agreements with any of the executive officers or board members, and any accelerated payments to any of these persons that will be triggered as a result of the split transactions. You should also highlight in this section that only these persons and not those unaffiliated shareholders who will be cashed out in the split transactions will share in any future profits or prospects of the company. See Item 5 of Schedule 14A and Schedule 13E-3, Item 11.

RESPONSE: There would be nothing material to disclose in such a section. Redwood et al. already control the issuer. No change of control or payment provisions would be triggered by the Split

Jeffrey Riedler
June 14, 2005

Transaction. The concept that cashed-out shareholders will not share in future profits or prospects is already disclosed several times. The great majority of shares now held by unaffiliated shareholders will continue to be held by them. This is not a management buyout.

8.	Disclose Redwood’s and the other filing persons’ prior stock purchases in the format required by Item 1002(f) of Regulation M-A. In this regard, provide the range of prices paid and the average purchase price for each quarter during the past two years. Also, provide a presentation of their transactions in your securities during the past 60 days in accordance with Item 1008(b) of Regulation M-A, including the date and price per share of each separate transaction.

RESPONSE: They are not filing persons and thus Regulation M-A Item 1002(f) is not applicable. Nonetheless, we have revised the proxy statement to disclose this information as requested under the caption “Prior Stock Purchases by Affiliates.”

9.	Please include the information required by Item 1(c) of Schedule 14A and Exchange Act Rule 14a-5(e).

RESPONSE: The deadline for inclusion as to the 2005 Annual Meeting has already passed. There will be no proxy statement for the 2006 Annual Meeting, so there is nothing to disclose as to it.

10.	Please provide a pro forma beneficial ownership table to disclose the beneficial owners of 5% or more of each class of Synbiotics voting securities after the Split Transaction and financing transaction with Redwood.

RESPONSE: Such a pro forma table is not required by the Regulations and the pro forma table would provide no useful additional information because (a) it is already disclosed that the percentage ownership of everyone except Redwood will remain approximately the same, and (b) it is already disclosed that Redwood’s percentage would increase by about 3 percentage points. Further precision is impossible because we do not know how many fractional shares will be cashed out.

Introduction, p. 1

11.	In the fourth paragraph, you state that in connection with its evaluation, your board of directors did not retain any advisors to render an opinion as to the fairness to your shareholders of the consideration to be received by them in connection with the split transactions. You should expand this paragraph to state that two of your three directors are affiliates of Redwood, which is funding and will acquire greater control of the company in the split transactions, and that your other director, Mr. Hays, is and will after the transactions be President of the Company. You should state that these three gentlemen each have personal financial interests in the split transactions that are vastly different from unaffiliated shareholders and describe the differences. You should state that no independent board members or independent third parties have performed any analysis regarding or opined that the $.13 per share consideration to be paid is fair to the unaffiliated shareholders who will receive it.

RESPONSE: We have provided the disclosure identified in the second sentence of the comment. The disclosure identified in the third sentence (a) as to cashed-out unaffiliated shareholders would be redundant, and self-evident even if not mentioned often elsewhere, and (b) as to non-cashed-out

Jeffrey Riedler
June 14, 2005

unaffiliated shareholders is not fully correct. (See Comment and Response 19.) As to the fourth sentence, we already disclose that no independent advisors were retained and that there are no independent directors, so the requested statement would be redundant.

12.	We note that you disclose that the document was mailed on May 5, 2005 and consents need to be submitted by May 30th. Please advise whether this is draft language or whether you mailed this proxy on May 5, 2005.

RESPONSE: It was draft language. We have not mailed yet, and we have revised the applicable dates throughout the proxy statement accordingly.

Summary Term Sheet page 2

13.	See our comment above regarding the need to prominently disclose the interests and potential conflicts of interests of affiliates in this transaction. They should be briefly summarized here, with further discussion in the body of the proxy statement.

RESPONSE: We have added a sentence in the summary and restructured the bulleted disclosure to consolidate discussion of the interests of our directors and affiliates into a single bullet point. As noted above, we believe no further discussion in the body, beyond the ample disclosure already given, is needed.

14.	In this section, you should address each filing persons’ view of the fairness (both procedural and substantive) of the transaction.

RESPONSE: As noted above, the issuer is the only proper filing person. We have added a disclosure that each Director, and Redwood, believe the transaction is procedurally and substantively fair.

15.	The last bullet point on page 3 in this section provides little meaningful disclosure for shareholders. Revise to briefly discuss the risks associated with the split transactions.

RESPONSE: We have revised the last bullet point to include a brief description of some of the risks associated with the Split Transaction.

16.	Describe the accounting treatment of the Split Transaction. See Item 1004(a)(1)(xi) of Regulation M-A.

RESPONSE: We have revised the proxy statement to disclose under the caption “Accounting Treatment of the Split Transaction” that the cash-out of shares will be treated as stock repurchases (reducing the carrying amount of the common stock) and that there will be no other material accounting effects.

Special factors, p. 4

Background, page 4

17.	Provide a reasonably detailed discussion of all material events that led to and culminated with the board’s decision to undertake the split transactions. All material contacts, negotiations and

Jeffrey Riedler
June 14, 2005

agreements must be described. See Item 1005 of Regulation M-A. Identify the person(s) who initiated and participated in the process, and describe the context and nature of each material action. This revised section should specifically discuss the role of affiliates (including those we asked you to include as filers in our comments above) in initiating and structuring the Split Transaction.

RESPONSE: Because Redwood controls the issuer, there really was no such process of contacts or negotiations. We have revised the proxy statement to disclose the dates of relevant Board actions as well the dates investigation toward a possible going private transaction began.

18.	Also, clearly identify who determined the consideration to be offered to fractional security holders and disclose the criteria used to determine the ultimate consideration, including an explanation of how the board derived the premium.

RESPONSE: We have disclosed throughout the proxy statement that the board of directors made this determination. In arriving at the amount of $0.13 per share, the board of directors did not apply any particular formula, but rather determined that a 30% premium over the $0.10 average closing price for the 30 trading days ending on the day before announcement of the Split Transaction represented a nice, round, fairly generous figure. The determination of the board of directors reflects the weighing of positive factors, including the benefits to smaller shareholders of receiving cash for their shares without having to pay service fees or brokerage commissions, against negative factors, including the loss of the opportunity to participate in any future growth in value of the Company, which are already disclosed in the proxy statement.

19.	Please disclose whether any affiliates of the company have economic or other interests that differ from the interests of nonaffiliated stockholders. If there are any differences, explain what they are and the impact of those differences in the decision to undertake the Split Transaction and any consequences or disadvantages for the unaffiliated stockholders.

RESPONSE: No such impact, consequences or disadvantages arise from the already-disclosed interests (i.e., Remington’s note, or Redwood’s preferred stock), so no further disclosure is indicated.

20.	Please disclose all of the economic or other interests affiliates of the company have that differ from the interests of nonaffiliated stockholders. Explain what these interests are and the impact of those differences on the decision to undertake the split transaction and any consequences or disadvantages for the unaffiliated stockholders.

RESPONSE: No such impact, consequences or disadvantages arise from the already-disclosed interests (i.e., Remington’s note, or Redwood’s preferred stock), so no further disclosure is indicated.

Factors Considered by the Board, p.5

21.

All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed by each filing person. To the extent that any one or more of such factors was not considered, or was given little weight, this fact is an important part of the Board’s decision-making process that should be explained to shareholders. Revise the discussion of the board’s fairness determination to address

Jeffrey Riedler
June 14, 2005

all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A. If a filing person did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. In addition, if any of the factors yielded a higher per share value than the cash out price, this should be prominently disclosed. See Question and Answer No. 20 in Exchange Act Release No. 34-17719.

RESPONSE: We have provided additional disclosure indicating that: (a) the board of directors did not consider the fairness of the cash-out price of $0.13 per share relative to the Company’s going concern value or liquidation value because the Board believes that any proceeds from a liquidation of the Company at this time would be insufficient to satisfy the Company’s obligations to its secured creditors, unsecured creditors and holders of preferred stock, (b) such cash-out price is higher than the per share purchase price (on an as-converted basis) for shares of Series C Preferred Stock recently sold by the Company, and (c) the board of directors is not aware of any firm offers to purchase all or a substantial portion of the Company against which the cash-out price can be compared.

22.	Please include discussions of procedural fairness that separately address Item 1014(c) and (d) of Regulation M-A. For instance, clarify how the board reached the conclusion that the transaction is procedurally fair in the absence of the procedural safeguard set forth in Item 1014(c) of Regulation M-A. Similarly revise the other filing persons’ discussions of procedural fairness to explicitly address these factors.

RESPONSE: We believe it was procedurally fair because the missing procedural safeguards are immaterial in this context, and that the process of action by honest Directors aware of their fiduciary duties far outweighs all other factors in the evaluation of whether this particular process was fair. It is submitted that such disclosure would not be helpful to an investment decision under the particular facts here.

23.	You state in your Form 10-K that you are a “leading provider of rapid diagnostic and laboratory diagnostic products for the animal health care industry,” and that many of your products hold strong positions in their specific markets. Please discuss the consideration your board gave these factors here and why in light of these factors it determined the split transactions were fair to unaffiliated shareholders. Also, please supplementally provide support for your belief that Synbiotics is a “leading provider.”

RESPONSE: Many of our products (for example, our canine heartworm diagnostic products) have technological leadership and sales positions in the top 1, 2 or 3 of their product category. Moreover, the industry is characterized by a relatively small number of significant players, of which we are one. The “leading” position really played no independent role in the decision to go private. Our business and our financial position, and the disadvantages of being public but relatively small, are what they are. The strengths/weaknesses of our business were reflected in our public market price, and correspondingly in the cash-out price (30% above the market price) at which a small percentage of the unaffiliated shares will be cashed-out. “Fairness” is primarily a function of the market price and the cash-out price.

24.	You have indicated that you considered a cash tender offer by management and the purchase of shares on the open market by management. Please disclose that you did not consider any transactions that did not include management, such as placing the Company up for sale to non-affiliates, and explain why that alternative was not considered.

Jeffrey Riedler
June 14, 2005

RESPONSE: We have disclosed that the Board did not consider putting the company up for sale, because it believed that the value of the company will be higher in the future than it is now. Because the company is not being sold now (to management or otherwise), we do not need to or wish to make statements about values and prospects that will require further supporting disclosures that will approach S-1 level of disclosure.

25.	Please clarify your statement (at the bottom of page 6) that “No single account can receive more than $259.87 in payment for its Pre-Split Shares of common stock.” Is this simply a function of who owns the shares and in what amount?

RESPONSE: This is a fact of arithmetic. Consider a shareholder with 9,999 shares. Of these, 1,999 will be cashed out at $0.13 per share. That equals $259.87. Any more shares would result in a lower cashout amount (e.g., one more share = 10,000 = ZERO cashout; two more shares = 10,001 = 1 share cashed out for $0.13 total; etc.).

26.	Please explain and qualify your contention that stockholders holding less than 2000 shares can purchase shares to reach the 2000 threshold. Specifically, it appears that many of the stockholders currently holding 2000 or more shares are at an advantage vis a vis those with fewer shares who would like to reach the 2000 threshold. In your hypothetical scenario in which Mr. Wu owns 20,500 shares, for example, there will be no reason for Mr. Wu to sell his 500 shares to a smaller shareholder for less than $.13 because he will be able to receive that price from the Company. Please explain how holders with less than 2000 shares will be able to reach the threshold under these circumstances.

RESPONSE: There continues to be public trading in our stock, even after newspaper announcement (and EDGAR disclosure) of this proposed transaction; so somehow it must be possible to buy and sell shares. (And, in fact, at well below $0.13 per share.) On May 26, 2005, there were 337,300 shares traded. We also note that your example appears to assume that it would be unfair to the smaller shareholder to have to pay $0.13 to persuade someone to sell him shares. However, (1) this assumption contradicts the assumption in many of your other comments that $0.13 is a nefariously low price at which small shareholders would be forced to sell; (2) real-world experience in the market shows that stock price did not rise to $0.13 upon announcement of this transaction, and in fact has fallen; and (3) the Board determined that $0.13 is a fair price. Also, if Mr. Wu thinks the true value is below $0.13, he would have incentive to sell 501 shares (at any price, even below $0.13) so as to decrease his total holdings to 19,999 and thereby increase from 500 to 1,999 the number of shares that would be cashed out from him in the Split Transaction.

Furthermore, Mr. Wu’s holdings might be viewed as one set of 20,000 shares and one set of 500 shares. The Split Transaction will have no effect on the set of 20,000 shares. As to the set of 500 shares, Mr. Wu will be in exactly the same situation as is some other hypothetical shareholder who owns only 500 shares total – both will need equally to find 1,500 shares on the market to avoid experiencing any cashout. (Or, both will need equally to sell 500 shares on the market, if they believe that doing so is better than having the 500 shares cashed out for $0.13 each.)

Jeffrey Riedler
June 14, 2005

27.	On a related note, if the answer to the above-referenced question is that the smaller shareholders might have to pay a premium for the shares to reach the 2000 threshold, you should disclose this fact explicitly. Specifically, you should disclose the possibility that the $.13 price you are offering could have the affect of driving share prices higher, such that those investors who seek to purchase additional securities to reach the 2000 threshold maybe forced to pay a significant premium to reach that threshold. Please revise your disclose in all places where you refer to investors’ ability to purchase to reflect this possibility.

RESPONSE: See our response to Comment 26. In any event, this is economically immaterial. Assuming that “real price” is $0.09 and someone has to pay an “unfair” $0.13, the most extreme possible case for any shareholder is less than $80—$0.04 times 1,999 equals $79.96. And most cases will be significantly less than that. And, as noted above, we deny the premise. The closing market price on May 26, 2005 was $0.05.

28.	Finally, with respect to the ability of smaller shareholders to purchase stock to reach the 2000 share threshold, how can the company guarantee that the consummation of the transactions will result in fewer than 300 holders so that the company may go private? If you are assuming that few small shareholders will seek to purchase additional shares, then you should include this qualification when you indicate that you will have fewer than 300 holders.

RESPONSE: We cannot guarantee it; but we don’t think remote risks need to be disclosed. These are small holders of a stock that is now a penny stock, who have resisted the urge to buy more stock until now. Experience shows most holders of small amounts (here, an investment totaling $260 or less) either are happy to sell at an above-market price without commission costs, or simply have stopped paying attention to this dead money. We are not aware of any company that tried to get below 300 holders by this method but failed. In addition, please note that at the record date we had 568 record shareholders, and projected a reduction to a mere 60. To think 240 or more of our 508 smallest shareholders (each currently holding stock worth under $250) would try to buy upward seems very unrealistic. Also, it is possible that some holders now owning 2,000 shares or slightly more will try to sell down to below 2,000 in order to be cashed out for the last 1,999 shares—and if so, that will further reduce the number of record shareholders.

29.	Where a transaction will affect different subsets of unaffiliated shareholders differently, Rule 13e-3 requires a separate analysis as to fairness for each. Expand to address why each filing person believes this transaction is fair to those unaffiliated shareholders who will be cashed out as well as those who will remain as shareholders of an illiquid security.

RESPONSE: The fairness to each is based on the fairness of the $0.13 price, which balances the future prospects and risks to each group. We have included a brief disclosure to that effect.

30.	In addition, consider highlighting the fairness determination itself, through the use of a separate section.

RESPONSE: A separate section seems unnecessary to us, given the circumstances here. We believe that, in view of the absence of a specifically weighted “factor-based” decision (see Comment and Response 21), the current disclosure provides full information and understanding to the reader. We are paying a 30% premium.

Jeffrey Riedler
June 14, 2005

31.	We note the disclosure on page 7 that the Board reserves the right not to implement the Split Transaction even if it is approved by shareholders. Please briefly discuss the circumstances under which it might decide not to do so.

RESPONSE: We have nothing particular in mind, but this is a correct statement of state law and we considered this to be a disclosure the Staff would want to see. If you prefer us to omit this, we would consider doing so. Please advise.

Effect of the Split Transaction, page 9

32.	Describe the federal income tax consequences of the Split Transaction on the Company. See Item 1013(d) of Regulation M-A.

RESPONSE: There are no federal income tax consequences on the Company, so there is nothing to disclose.

33.	In our comments above, we ask you to include certain other filing persons besides the Company. Please note that when you do so, you should provide the disclosure required by Instruction 3 to Item 1013 as to the effects of this transaction on those individuals and/or entities.

RESPONSE: This comment is duly noted, but see our response to Comment 2 above. In any event, they will be treated the same as everyone else in the Split Transaction.

Risk Factors p. 12

General

34.	You should create a separate risk factor which highlights the following.

•	none of the board members who are recommending the split transactions are independent;

•	no independent committee of the board considered whether or not the split transactions are fair to unaffiliated shareholders who will receive cash for their minority shares; and

•	no independent third party or financial advisor has performed any analysis regarding or opined that the $.13 per share consideration to be paid is fair.

RESPONSE: The requested separate risk factor has been included.

35.	Please consider including a risk factor relating to your going-concern auditor’s opinion. Please make sure that any figures included in your discussion are up to date.

RESPONSE: We propose to address this by specifically cross-referencing, in the “Shareholders will Continue to be Subject to the Operational and Other Risks…” risk factor, to the “We have a short term obligation that we cannot afford to pay…” risk factor included within the Form 10-K attached to the proxy statement as Exhibit A and the Form 10-Q attached to the proxy statement as Exhibit B.

Jeffrey Riedler
June 14, 2005

“We do not intend to pay dividends…,” p. 12

36.	Please disclose how failure to pay dividends represents a risk to stockholders, particularly since you have not paid them in the past.

RESPONSE: Our idea is that without market liquidity, dividends would have been the most obvious other way for shareholders to get cash from their investment. We included this risk factor in the belief that the Staff would want it to be included. If you prefer us to omit this, we would consider doing so. Please advise.

“Sources of funds…,” p.13

37.	Please explain how the transactions could constitute a stock redemption violating California Corporations Code Section 500, and the ramifications of this to unaffiliated shareholders.

RESPONSE: We don’t believe this additional disclosure would be material to shareholders’ voting. There are no practical ramifications to shareholders. The potential exposure is that of the Directors to any unpaid creditors.

Form 10-K for the year ended December 31, 2004

General

38.	Please amend your Form 10-K in response to the following comments. In addition, please note that our foregoing comments should also be considered when amending the 10-K.

RESPONSE: The Form 10-K will be amended as needed.

Item 1. Business

39.	Please expand your discussion under each of the headings so that investors can better understand your company. At a minimum, you should disclose the following:

General

Please provide more information about the company and its business model. If the company is a retailer of products, state this fact explicitly. Alternatively, if the company is engaged in research and development, state that this is the case. Also, disclose the company’s primary sources of revenue and primary expenses. Describe any [sic] how you conduct the business and any material changes to your business. Also disclose the most recent material events the company has faced, such as the cash crisis mentioned subsequently in the 10-K.

Market and product overview

Please describe your products and any product candidates in much greater detail. You should disclose the proper names of each product and product candidate or product class, you’re [sic] your products are used for, sales levels and any other information that will help investors understand your products. Also, discuss the principal products produced and services rendered, as well as the principal markets for, and methods of distribution of, your products and services.

Jeffrey Riedler
June 14, 2005

Manufacturing;

Name the products that are manufactured in-house. Also, disclose why you have chosen to have the Witness and SCA 2000 products produced by a third-party. Please disclose the reasons that Agen terminated the agreement, the length of time manufacture had stopped, the impact of any stoppage on the company and any other material information relating to the interruption.

Patent and Trade Secrets

Please disclose the nature of your disputes with Agen and Heska, including the types of litigation, whether you were defendant or plaintiff and the terms of your settlements with Agen and Heska.

We may have further comments on your revisions.

RESPONSE: In considering our other responses to this comment, we suggest that excessive detailing would, in addition to being burdensome to prepare, be immaterial to the shareholders of a company which has a current market capitalization of under $5 million and is not being acquired. We also note that Item 1 requires only a description of the business, not a MD&A-like analysis of the business.

As to the Agen and Heska settlement terms, we are contractually precluded from disclosing those terms. We have previously requested and received confidential treatment of those terms when filing the settlement agreements as exhibits to 1934 Act reports.

Government Regulation, p 4

40.	Please state whether or not you are currently in compliance with each of the laws, rules and regulations you mention in this section. Also, describe any incidence of noncompliance over the past three years.

RESPONSE: Such disclosure is not customary even for much larger issuers. In fact, there has been no non-compliance.

Research and Development, p. 5

41.	Please expand this disclosure to describe upon what product candidates or matters you are spending your research and development monies. Also, to the extent you have licensing or development agreements with third parties which are material and concern major research and development initiatives, please describe them here.

RESPONSE: Such disclosure is not customary, probably because the Staff and issuers agree that such disclosure would inherently reveal closely held company secrets and thereby injure all shareholders. The financial statements disclose that total R&D spending has not exceeded $1.5 million in any of the past 3 years, thereby reflecting run-of-the-mill R&D activity customary in the veterinary diagnostics industry. The Company does not have any licensing or development agreements that are material and concern major research and development initiatives.

Jeffrey Riedler
June 14, 2005

Item 7 MD&A, p.6

Overview, p.6

42.	Please summarize your plans for dealing with the unsecured contractual obligations due June of 2005 and 2006.

RESPONSE: This is already fully disclosed. As clearly stated, this is a big risk. There is no surefire plan.

43.	As the MD&A overview is intended to highlight the main points set forth in the MD&A, with an emphasis on key analytical trends and points, you should introduce the overview with a discussion of the going-concern opinion and also review the MD&A to make sure that summarizes the highlights of the section as a whole.

RESPONSE: We have revised the overview to include discussion of the going-concern opinion in the first paragraph. We point out that, as this MD&A is brief, straightforward, candid and avoids off-putting boilerplate, the reader can get quickly to the point without wading through a lengthy overview. We don’t want an overview that is almost as long as, and verbatim redundant of, the rest of MD&A. We also believe we have done a good job of writing an overview that tells the shareholders what they most need to know, without diluting the impact by an eye-glazing recitation of less-important factors. We believe that overlengthy overviews disserve the reader and even have a tendency to hide the most salient analysis.

Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General, in pg. 4

44.	We have reviewed your Management’s Discussion and Analysis of Financial Condition and believe the presentation can be improved. Please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Financial Reporting Release #72. Specifically, separately identify your critical accounting estimates and discuss the impact of the estimates and assumptions on financial condition or operating performance, if material. Such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements.

RESPONSE: We do not use critical accounting estimates and assumptions of the type that calls for MD&A disclosure as contemplated under Financial Reporting Release #72. We therefore believe that it is not appropriate to include additional disclosure regarding estimates and assumptions in our MD&A. Please note that we have added disclosure to Note 1 to our consolidated financial statements included in the Form 10-K regarding the use of estimates in accounting for inventories, but such language has not been added to the MD&A as it would be duplicative.

Jeffrey Riedler
June 14, 2005

Results of Operations

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003, pg. 6

45.	We acknowledge your revenue recognition policy within your discussion of the results of operations and within your Summary of Significant Accounting Policies within your Notes to the Consolidated Financial Statements. We believe that your disclosure related to estimates of items that reduce gross revenue such as promotional discounts and rebates could be improved as follows:

a)	Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

b)	Disclose the factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

c)	To the extent that information you consider in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could be potentially be returned as of the balance sheet date and disaggregated by expiration period.

d)	If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer’s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

e)	You should consider disclosing a roll forward of the liability for each estimate for each period presented showing the following:

•	Beginning balance,

•	Current provision related to sales made in current period,

•	Current provision related to sales made in prior periods,

•	Actual returns or credits in current period related to sales made in current period,

•	Actual returns or credits in current period related to sales made in prior periods, and

•	Ending balance.

f)	In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations.

Jeffrey Riedler
June 14, 2005

RESPONSE: Including this enormous detail, for an insignificant sum, would severely diminish the readability of MD&A and mislead the reader who naturally assumes that matters which are discussed at less length are less important.

We also note that the reader can easily observe the stability, over a 3-year period, of our levels of net sales, profit margin, and selling and marketing expense. There are no revenue-recognition shenanigans here.

We have disclosed that we offer rebates to certain of our distributors. It should be noted that these rebates are not traditional rebates requiring a consumer to perform an act of redemption (such as the submission of a coupon, completion of a rebate form or delivery of proof of purchase) in order to receive the rebate. Rather, our “rebates” are based upon each distributor’s actual performance against a purchase goal established at the beginning of the year. Throughout 2004, we calculated each individual distributor’s actual year-to-date purchase performance as a percentage of their annual goal, and then estimated whether the distributor would, based on the calculated percentage, more likely than not reach the goal by the end of the year. If, in our judgment, it was more likely than not that the distributor would attain its goal by the end of the year, we would then accrue its potential “rebate” amount based on its actual year-to-date purchases. However, at the end of the year, the amount of the “rebate” is not an estimate; rather, it is an actual amount determined based upon the actual attainment of the performance goal and actual purchases for the year. As a result, we do not believe that any further disclosure related to these “rebates” falls within the category of information that requires disclosure as a “critical accounting estimate” under Financial Reporting Release #72, as these amounts are not estimates.

Certain risk factors, p. 14

General

46.	Please update the risk factors to include the latest information available. As one example only, in the Risk Factor “We may be unable to fully succeed…” on page 15, you should include the latest assessments relating to your ability and progress in reintroducing your products. As another example, you should update your accumulated loss information in the risk factor “We have a history of losses…” Please review all risk factors and update them.

RESPONSE: We have included as Exhibit B to the proxy statement our most recent Form 10-Q, which contains updates to the information in the risk factors. As a result, we don’t believe the disclosure within the 10-K needs to be updated. Furthermore, in many cases, such as in “We have a history of losses…” the information in the 10-K is given as of the very most recent financial period completed at the time the Form 10-K was filed and we believe it would not be appropriate for such information to be updated for a period beyond that covered by the Form 10-K.

“We rely on third party distributors…” p. 16

“We depend on third party manufacturers…,” p. 16

47.	If you are substantially dependent upon any third party distributor, please disclose the name of that distributor and file your agreement with the distributor as an exhibit to the 10-K. You should also provide a summary of material terms of the contract in the Business section. Please also indicate what alternatives you would face if you lost a material distributor.

Jeffrey Riedler
June 14, 2005

RESPONSE: No more than 10% of our sales are to any customer, including distributors. We are not substantially dependent on any third party distributor. Moreover, and in any event, we have no agreement with any of our larger distributors.

We have lost good distributors in the past. In general, when that happens our sales go down (although not dollar-for-dollar, because distributors with overlapping territories still sell to vets who like our products).

48.	With respect to third party manufacturers, please disclose any problems you have faced or expect to face of the type set forth in the bullet points.

RESPONSE: This seems to call for undue repetition and even for speculation. Our problems with Agen in 2003 have been disclosed in detail here and in previous 1934 Act reports.

“We depend on key executives…,” p. 16

49.	Please disclose any problems you have faced or anticipate facing with respect to key personnel, including problems related to hiring or departures of key persons or positions.

RESPONSE: This is a customary risk factor. This risk hasn’t been realized for us since 2002. If you would prefer us to omit this risk factor, we would consider doing so. Please advise.

“Our canine heartworm business is moderately seasonal…,” p. 17

50.	Please disclose how the disclosure represents a risk to investors.

RESPONSE: Seasonality is generally assumed to be material per se. If the risk seems in your view to be too remote (or, conversely, too self-evident) to disclose, we will omit this risk factor. Please advise.

“Any failure to adequately establish or protect our proprietary rights…,” p 17

51.	Please disclose any specific facts or circumstances that might lead to the problems discussed in this risk factor. For example, you have already been forced to litigate two different cases relating to intellectual property and you should refer to those cases specifically rather than referring to the risk of intellectual property litigation generically.

RESPONSE: We believe we were correct not to call out these cases in this risk factor because (a) we were the plaintiff in both cases and could, in the future, control the realization of the appertaining risk by simply not bringing any cases, (b) there is no likelihood (risk) that we will again sue to protect our canine heartworm patent inasmuch as it is expiring this year anyway.

“Redwood controls us…,” p. 18

52.	Please expand your discussion of this risk factor to clarify the risks posed. Specifically, you should explain how Redwood’s control over decisions poses a risk to investors. In addition, you should explain why your ability to negotiate with the note holder could be impacted by the fact that the holder is an affiliate of Redwood.

Jeffrey Riedler
June 14, 2005

RESPONSE: We are reluctant to add these explanations because we believe our readers would take the explanations as insults to their intelligence. Is it really necessary to explain the risk to investors from the fact that a single entity “controls all fundamental strategic decisions”? Or why it is hard to extract concessions from someone who absolutely controls you? We believe the existing language fairly and clearly discloses these risks.

Consolidated Statement of Operations and Comprehensive (Loss) Income pg. 21

53.	We note that you recorded a credit to operating expenses as a result of settlements regarding patent infringement. Please provide to us management’s justification for classification within operating expenses. It would appear to be more appropriately classification as a non-operating gain. Within your response, please cite any applicable authoritative guidance used to justify management’s conclusion.

RESPONSE: There is no authoritative guidance directly related to the income statement classification of litigation settlements. Statement of Financial Accounting Standards No. 5 (“SFAS 5”), “Accounting for Contingencies”, addresses the requirements for recording a loss contingency (including pending or threatened litigation), without addressing whether the loss contingency should be reported as an operating or non-operating item in the income statement.

Accounting Principles Board Opinion No. 30 (“APB 30”), “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, specifically addresses extraordinary items, prior period adjustments and the disclosure of unusual or infrequently occurring items. While patent litigation is neither unusual nor infrequent, APB 30 specifically requires that unusual or infrequently occurring items be reported as separate components of continuing operations.

Items (7) and (9) of Rule 5-03 under Regulation S-X specifically address non-operating income and expense, including miscellaneous income and expense. However, the rule does not provide any definitions or examples of items that should be included in “miscellaneous” income for purposes of determining whether an item is operating or non-operating.

Emerging Issues Task Force Issue No. 01-13 (“EITF 01-13”), “Income Statement Display of Business Interruption Insurance Recoveries”, while not specifically addressing litigation settlements, can be applied to settlements in general. The EITF reached a consensus that “an entity may choose how to classify BI insurance recoveries in the statement of operations, as long as that classification is not contrary to existing generally accepted accounting principles. For example, in order to classify BI insurance recoveries as an extraordinary item, the requirements of [APB] Opinion 30 with respect to extraordinary item classification must be met”.

We have patented certain technologies that are utilized in several products we manufacture, and are therefore directly related to our operations. The patent litigation settlements in 2004 and 2003 were related to two lawsuits involving our canine heartworm patent. Our canine heartworm sales represented 24% of our net sales in 2004 and 2003 and 36% of our net sales in 2002.

Jeffrey Riedler
June 14, 2005

As our intellectual property is integral to our operations, management believes that litigation involving our intellectual property is within the ordinary course of our business and is an operating item. As a result, all costs associated with protecting our intellectual property, and any litigation settlements resulting from protecting our intellectual property, are operating expenses. Given the amounts of the settlements, management believes that segregating the settlements as a separate component of operating expenses provides for more meaningful disclosure.

Notes to Consolidated Financial Statements

Note 1 — Significant Accounting Policies

Inventories, pg. 24

54.	Please tell us and disclose your policy far assessing inventory obsolescence and any reserves you have at the balance sheet dates.

RESPONSE: We periodically review the carrying cost of our inventories by product to determine the adequacy of our reserves for obsolescence. In accounting for inventories, we must make estimates regarding the estimated net realizable value of our inventory. Such estimates are based, in part, on our forecasts of future sales and the shelf life of our products. We have added disclosure to this effect to Note 1 regarding our inventory accounting policy.

Goodwill and Other Intangible Assets, pg. 24

55.	We note that the Company based their measurement of fair value upon adoption of SFAS 142 upon an opinion “prepared by an independent investment advisor.” Please provide to us and include within your filing, the name of the “independent investment advisor” and provide a consent, as appropriate.

RESPONSE: There is no GAAP requirement to disclose the name of the investment advisor who prepared the fairness opinion. In addition, even if there were such a requirement, we would not be required to obtain a consent from the advisor in any case because we are not including their fairness opinion in any of our filings.

Security ownership of certain beneficial owners and management p. 51

56.	Please include a footnote in the table indicating that Messrs. Donelan, Hendy and Ruyan are the natural persons who have voting/dispositive power over the shares held by Redwood.

RESPONSE: We have included the requested disclosure in Footnotes 2, 4, 6 and 7 to the beneficial ownership table.

Item 13. Certain relationships and related transactions, p. 53

57.	Please provide more information regarding the $15,000 monthly payment to Redwood. It appears that Redwood is receiving the payment simply for being a majority stockholder. If this is the

Jeffrey Riedler
June 14, 2005

case, you should indicate this fact more clearly. On the other hand, if Redwood is providing some kind of services to the company in exchange for this payment, describe those services. We may have further comments on your response.

RESPONSE: We have clarified our disclosure to indicate that the fee is paid to Redwood for being our majority shareholder.

*      *     *

Finally, at your request, Synbiotics Corporation hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Hayden J. Trubitt

cc:	Zafar Hasan

Kevin Woody

Paul Hays (Synbiotics Corporation)

Keith Butler (Synbiotics Corporation)

Maggie Wong (Heller Ehrman)